Auryn Resources commences work on Peruvian Portfolio

Vancouver, British Columbia (October 14th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) (“Auryn” or the “Company”) is pleased to announce that is has initiated exploration programs on it’s Peruvian portfolio of projects focused in southern Peru (see figure 1). The focus of the exploration programs will be a combination of extensive surface sampling, trenching, mapping and geophysics to advance the projects to drill ready stage in 2017.

Our exploration focus will start on the Huilacollo and Baños del Indio oxide epithermal gold systems. These two projects are considered by Auryn to be part of the same structurally controlled epithermal system (see figure 2).

The Huilacollo project is 2,000 hectares and is currently characterized by a mineralized zone, 350 meters by 150 meters, as defined by historical drilling as presented in the table below. In addition, Auryn has identified numerous high quality exploration targets based on high resistivity, low chargeability geophysical signatures that are coincident with gold in soils. Importantly, only one third of the 6 km by 4 km alteration system has seen any kind of surface exploration to date (see figure 3).

Table 1: Huilacollo selected intercepts

Hole_ID	From	To	Interval	Au g/t	Ag g/t	Au g/t*meters
AM-14	0	82.5	82.5	1.16	6.5	95.6
AM-13	0	62	62	0.94	12.1	58.1
AM-13	128	146	18	1.04	4.3	18.7
AM-06	0	88	88	1.05	9.0	92.1
AM-16	0	82	82	0.99	18.5	80.9
AM-01	0	80	80	1.29	11.8	103.2
AM-02	0	50.65	50.65	1.24	9.3	63.0
HU-3	5.45	39.45	34	2.14	22.1	72.9

Intercepts were calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than four meters of less than 0.2 g/t Au. True widths of the reported intercepts are believed to be approximately 60% of the drilled widths.

In 2016/17, the Company will undertake the following at Huilacollo:

•	A multi-spectral analysis for clays to identify high temperature structures indicative of gold mineralization in Q4 2016;
•	A high resolution geochemical sampling, trenching and geologic mapping across the entire land package to be completed by Q1, 2017; and,

•	An initial 3,000 to 5,000 meter drill program estimated to commence in Q1, 2017.

The Baños del Indio project is considered by Auryn to be one of the largest untested high sulphidation alteration systems in Peru and shares many similarities to the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath steam heated epithermal alteration. The project is comprised of 5,000 hectares and is characterized by a 9 km by 6 km alteration system that has seen only very limited surface sampling to date.

In 2017 the company will undertake the following at Baños del Indio :

•	A multi-spectral analysis for clays to identify high temperature structures indicative of gold mineralization in Q4, 2016;
•	A property wide induced polarization geophysical survey to identify potential fault zones; and,
•	An initial 2,500 meter discovery based drill program anticipated for Q4 2017.

Sombrero gold – copper-skarn system:

The Sombrero property is comprised of 3,800 hectares and is located in the Eocene-Oligocene aged copper gold porphyry and skarn belt that hosts the Las Bambas and Tintaya deposits. The project is characterized by several high-grade gold and copper surficial grab samples and remains undrilled. Auryn has identified over 20 km of potential contact between limestones and intrusives on the project that are prospective for skarn mineralization (see figure 4).

In 2016/17, the Company will undertake the following at Sombrero:

•	Reprocessing of magnetics and induced polarization geophysical surveys to aid in drill targeting in Q4 2016; and,
•	A geological mapping and geochemical sampling program across the property to be completed by Q2, 2017;
•	An Initial trenching program to identify high-grade mineralization under quaternary cover in Q2, 2017; and,An initial drill program consisting of 2,000 meters in Q4 2017.

Curibaya gold – copper porphyry system:

The early staged Curibaya property comprises 31,600 hectares within the Miocene Cu-Au porphyry belt that hosts the Cerro Verde, Cuajone, Quellaveco, and Tocquepala deposits. The project is transected by the regional Incapuio fault zone and subsidiary structures that are collectively interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization. Auryn conducted a property wide stream sediment sampling survey and identified an 8 km x 6 km area of drainage basins that are anomalous in both gold and copper (see figure 5).

In 2016/17, the Company will undertake the following at Curibaya:

•	Geologic mapping and geochemical sampling within anomalous drainage basins in Q4, 2016.

Further work based on results to be determined.

Shawn Wallace President and CEO stated, “We are excited to have started our work programs across our Peruvian Portfolio, the projects we were fortunate to acquire are located in some of the most prospective mineral belts in the country. Each project is at various stages of exploration and all represent excellent exploration opportunities.” Mr. Wallace further stated “Our portfolio as a whole has now become active across every project, the next 18 months will be exceptionally busy for us with exploration and drilling in support of our goal of making multiple significant gold discoveries.”

Figure 1 illustrates the property locations of Auryn’s Peruvian portfolio in southern Peru

Figure 2 depicts the common structural setting of the Baños del Indio and Huilacollo properties along a major north – south trending structure

Figure 3 illustrates the limited historical exploration drilling work done at the Huilacollo property. Importantly two-thirds of the alteration system has not seen any exploration work of any kind.

Figure 4 illustrates the style of mineralization found on the Sombrero project area located at the contact between limestones and diorite intrusives. The samples disclosed are grab samples and thus may not be representative.

Figure 5 illustrates overlapping gold and copper stream sediment anomalies within the Curibaya property.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace
President & Director

For Investor Relations inquiries please contact Jay Adelaar:

Telephone: 1.778.729.0600
Website: www.aurynresources.com
Email: info@aurymnresources.com

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The principal factors that could cause actual results to differ materially from those in forward-looking statements in connection with this news release include the uncertainty of. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com